UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ANNIE’S, INC.

(Name of Subject Company (Issuer))

GENERAL MILLS, INC.

SANDY ACQUISITION CORPORATION

GENERAL MILLS MAARSSEN HOLDING, INC.

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

Louis B. Lambert

Associate General Counsel

General Mills, Inc.

Number One General Mills Boulevard

Minneapolis, Minnesota 55426

(763) 764-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael A. Stanchfield

Jonathan L.H. Nygren

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 S. Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$837,066,416.00	$107,814.15

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 18,197,096 shares of common stock, $0.001 par value per share, of Annie’s, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 17,196,020 Shares issued and outstanding, (ii) 824,997 Shares issuable upon the exercise of outstanding options, (iii) 78,399 Shares issuable upon the exercise of outstanding restricted stock units and (iv) 97,680 Shares issuable upon the exercise of outstanding performance share units (assuming achievement of the applicable performance metrics at the target level by the holder of each performance share unit)), multiplied by (b) the offer price of $46.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of September 19, 2014, the most recent practicable date prior to commencement of the offer. The transaction value calculation does not take into account the effect of (i) any cash received or deemed received by the issuer in connection with the exercise of any outstanding equity awards or (ii) the actual results of the applicable performance metrics, which will limit the number of shares issuable upon settlement of performance share units.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $128.80 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,814.15	Filing Party:	General Mills, Inc., Sandy Acquisition Corporation.
Form or Registration No.:	Schedule TO	Date Filed:	September 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (“Amendment No. 3”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on September 22, 2014, as amended and supplemented by Amendment No. 1 filed on October 2, 2014 and Amendment No. 2 filed on October 6, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), relating to the offer by Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Annie’s, Inc., a Delaware corporation (“Annie’s”), at a price of $46.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2014 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Amendments to the Schedule TO and the Offer to Purchase

On October 9, 2014, as part of an internal restructuring, General Mills transferred its interest in Purchaser to General Mills Maarssen Holding, Inc., a Delaware corporation and indirect wholly owned subsidiary of General Mills (“Maarssen Holding”). As a result, Purchaser remains a wholly owned subsidiary of General Mills but is now indirectly, rather than directly, owned. Accordingly, each reference in the Schedule TO and the Offer to Purchase to Purchaser being a “direct wholly owned subsidiary” of General Mills is hereby amended to refer to Purchaser as an “indirect wholly owned subsidiary” of General Mills.

The Schedule TO is hereby amended by adding Maarssen Holding as a filing person in Item 3—“Identity and Background of Filing Person.”

Section 9—“Certain Information concerning Purchaser and General Mills” (pages 16–17) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

9.  Certain Information concerning Purchaser and General Mills

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is an indirect wholly owned subsidiary of General Mills. As of October 9, 2014, all of the equity interests of Purchaser are owned directly by General Mills Maarssen Holding, Inc., a Delaware corporation and indirect wholly owned subsidiary of General Mills (“Maarssen Holding”). The principal executive offices of Purchaser are located at Number One General Mills Boulevard, Minneapolis, Minnesota 55426 and Purchaser’s telephone number at such principal executive offices is (763) 764-7600.

General Mills. General Mills is a Delaware corporation. Its shares are listed on the NYSE. General Mills is a leading global manufacturer and marketer of branded consumer foods sold through retail stores. General Mills is also a leading supplier of branded and unbranded food products to the foodservice and commercial baking industries. General Mills manufactures its products in 16 countries and markets them in more than 100 countries. The principal executive offices of General Mills are located at Number One General Mills Boulevard, Minneapolis, Minnesota 55426 and General Mills’ telephone number at such principal executive offices is (763) 764-7600.

Maarssen Holding. Maarssen Holding is a Delaware corporation and an indirect wholly owned subsidiary of General Mills. Maarssen Holding is a holding company that engages exclusively in activities incident to its ownership of interests in other subsidiaries of General Mills. The principal executive offices of Maarssen Holding are located at Number One General Mills Boulevard, Minneapolis, Minnesota 55426 and its telephone number at such principal executive offices is (763) 764-7600.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of each of General Mills, Purchaser and Maarssen Holding are set forth in Schedule A to this Offer to Purchase.

None of General Mills, Purchaser, Maarssen Holding or, to the knowledge of General Mills, Purchaser or Maarssen Holding after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase: (a) none of General Mills, Purchaser, Maarssen Holding or, to the knowledge of General Mills, Purchaser or Maarssen Holding after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of General Mills, Purchaser, Maarssen Holding or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Annie’s, (b) none of General Mills, Purchaser, Maarssen Holding or, to the knowledge of General Mills, Purchaser or Maarssen Holding after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Annie’s during the past 60 days, (c) none of General Mills, Purchaser, Maarssen Holding, their subsidiaries or, to the knowledge of General Mills, Purchaser or Maarssen Holding after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Annie’s (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, except as previously disclosed in Annie’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of General Mills, Purchaser, Maarssen Holding, their subsidiaries or, to the knowledge of General Mills, Purchaser or Maarssen Holding after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Annie’s or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of General Mills, Purchaser, Maarssen Holding, their subsidiaries or, to the knowledge of General Mills, Purchaser or Maarssen Holding after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Annie’s or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Annie’s securities, an election of Annie’s directors or a sale or other transfer of a material amount of assets of Annie’s.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all issued and outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger, and (d) General Mills has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the time Purchaser accepts Shares for payment pursuant to the Offer (the “Acceptance Time”) and the Effective Time, as the case may be.

Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements” (pages 21–34) of the Offer to Purchase is hereby amended by adding the following at the end of such section:

Letter Agreement. On October 9, 2014, Purchaser, General Mills, Maarssen Holding and Annie’s entered into a letter agreement (the “Letter Agreement”), pursuant to which Annie’s consented to the transfer by General Mills of its interest in Purchaser to Maarssen Holding. The Letter Agreement did not modify or otherwise affect the obligations of General Mills or Purchaser under the Merger Agreement. This summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is filed as Exhibit (d)(7) to the Schedule TO and is incorporated by reference herein.

Schedule A to the Offer to Purchase is hereby amended by adding the following at the end thereof:

MAARSSEN HOLDING

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Maarssen Holding. Except as otherwise noted, positions specified are positions with General Mills, each person’s address is c/o General Mills, Inc., One General Mills Boulevard, Minneapolis, MN 55426 and each person is a citizen of the United States of America.

General Mills Maarssen Holding, Inc. Board of Directors

Name	Principal Occupation or Employment
Trevor V. Gunderson	Vice President, Deputy General Counsel

General Mills Maarssen Holding, Inc. Executive Officers

Name	Principal Occupation or Employment	Citizenship

Donal L. Mulligan	Executive Vice President, Chief Financial Officer

Gerald J. Morris	Vice President, Chief Tax Officer, and Principal Tax Counsel

Christopher D. O’Leary	Executive Vice President and Chief Operating Officer, International

Charles Brent Robbins	Vice President, Deputy General Counsel

Assistant General Counsel (2009-2014)

Brett M. White	Vice President, Finance-International	Canada

Vice President-Finance, Big G Cereals (2011-2014)

Vice President-Finance, Canadian Division (2007-2011)

Trevor V. Gunderson	Vice President, Deputy General Counsel

Marie Pillai	Vice President, Treasurer, and Chief Investment Officer

Cam C. Hoang	Senior Counsel

Christopher A. Raushl	Attorney

Andrew J. Vergeront	Finance Director, Controller, International Division

Kathryn K. Garrison	Director, U.S. Tax

Item 11.	Additional Information.

Section 15—“Certain Legal Matters—Litigation” (page 39) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Litigation. On September 11, 2014, Gregory Stone filed a class action lawsuit in the Superior Court of the State of California, County of Alameda, purportedly on behalf of the stockholders of Annie’s against Annie’s, its directors, General Mills and Purchaser alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price and by allegedly failing to take steps to maximize the sale price of Annie’s and that Annie’s, General Mills and Purchaser colluded in or aided and abetted such breaches. The complaint seeks to enjoin the Merger, other equitable relief and money damages. A similar complaint was filed on September 12, 2014 by Ashley Pratte and Donna Weiss, also in the Superior Court of the State of California, County of Alameda. On September 25, 2014, Maxine Phillips filed a class action in the Court of Chancery of the State of Delaware, purportedly on behalf of the stockholders of Annie’s against Annie’s, its directors, General Mills and Purchaser alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price by failing to take steps to maximize the sale price of Annie’s and by failing to disclose material information necessary for stockholders to make an informed decision as to whether to tender their shares and that Annie’s, General Mills and Purchaser colluded in or aided and abetted such breaches. Like the California complaints, the Delaware action seeks to enjoin the Merger, other equitable relief and monetary damages. Similar to the previously filed complaints, this action seeks to enjoin the Merger, other equitable relief and monetary damages. On October 3, 2014, a similar complaint was filed by Leslie Portnoy in the Superior Court of the State of California, County of Alameda. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). We believe that these suits lack merit and intend to vigorously defend against these claims. It is possible that additional similar complaints may be filed in the future.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(d)(7)    Letter agreement dated October 9, 2014, by and among Purchaser, General Mills, Maarssen Holding and Annie’s

#         #         #

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2014	GENERAL MILLS, INC.

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Associate General Counsel

SANDY ACQUISITION CORPORATION

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Authorized Person

GENERAL MILLS MAARSSEN HOLDING, INC.

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Authorized Person

EXHIBIT INDEX

(d)(7)    Letter agreement dated October 9, 2014, by and among Purchaser, General Mills, Maarssen Holding and Annie’s